NOTE 1. ORGANIZATION AND OPERATIONS

Organization

DBOT ATS, LLC (the "Company") formerly Tripleshot, LLC, was formed in the State of Delaware in August 2011, is a broker/dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of Delaware Board of Trade Holdings Inc. (the "Parent") and an affiliate of DBOT Issuer Services, LLC and DBOT Technology Services, LLC. The Parent purchased Tripleshot, LLC from Finalta, Inc., (the "Purchase") the sole member of Tripleshot, LLC, on October 27, 2016 and renamed the Company DBOT ATS, LLC. After the Purchase, the Company was approved by FINRA under a Continuing Membership Agreement ("CMA") in the fourth quarter 2016 and plans to operate a fully electronic Alternative Trading System ("ATS") in the Over the Counter ("OTC") market space. The Company will operate under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and accordingly is exempt from the remaining provisions of that Rule.

The Company's operations are not yet producing revenues. The development of the Company's trading platform is in-process and is not currently operational. There are risks related to the development and launch of a new OTC ATS, including but not limited to, additional costs to bring the Company operational, market acceptance, as well as the ability to adapt to the ongoing changes within the market place and regulatory conditions. The Company's Parent is currently working with potential investors to raise additional capital.

These conditions raise substantial doubt about the Company's ability to continue as a going concern. These financial statements do not include any adjustments that may be necessary should the Company be unable to continue as a going concern. The Company's continuation as a going concern is dependent on its Parent's ability to obtain additional financing as may be required and its Parent's decision to fund the Company's operations and ultimately on the Company's ability to become cash flow positive.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("US GAAP").

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Business Combination

As discussed in Note 1, on October 27, 2016 the Parent purchased Tripleshot, LLC from Finalta, Inc., the sole member of Tripleshot, LLC, all Finalta, Inc.'s outstanding membership interest in Tripleshot, LLC for $86,647 in an all cash transaction (the "Transaction"). Pursuant to ASC Topic 805, "Business Combinations", the Company elected to account for the Transaction using Pushdown Accounting (the "Election"). In accordance with the Election, the Parent engaged an independent appraisal firm to perform a purchase price allocation analysis of the Transaction. As a result of the purchase price allocation analysis, the Company allocated the purchase price as follows: $8,914 cash, $788 prepaid expenses, $86 FINRA CRD deposit, $133 accrued expense and $76,992 intangible assets.

Cash

The Company maintains cash balances at financial institutions where balances up to $250,000 are insured by the Federal Deposit Insurance Corporation. As of December 31, 2016, cash was held at a major financial institution.

Revenue

Revenue will be recognized when all of the following criteria are met: (1) persuasive evidence that an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the seller's price to the buyer is fixed and determinable; and (4) collectability is reasonably assured. The Company has not earned any revenue for the year ended December 31, 2016.

Intangible Assets

Intangible assets consist of the fair value of the FINRA Continuing Membership Agreement. In accordance with ASC 350 "Intangibles – Goodwill and Other" and as a result of the independent valuation firm's purchase price allocation analysis discussed above, the CMA was determined to be an indefinite-lived intangible asset with a fair value of $76,992 using the cost approach. The Company will assess the intangible asset for impairment annually.

Income Taxes

The Company is a single member limited liability company and is a disregarded entity for U. S. Federal and state income taxes. Accordingly, no provision for income taxes is made in the Company's financial statements.

NOTE 3. NET CAPITAL REQUIREMENTS

The Company is a member of FINRA and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000. Additionally the Company is required to maintain a net capital ratio, a ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $97,537 which was $92,537 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.007 to 1.

NOTE 4. CONCENTRATIONS OF CREDIT RISK

The Company maintains its cash in bank deposit accounts. The balances are insured by the Federal Deposit Insurance Corporation up to $250,000. As of December 31, 2016, the Company had no uninsured balances.

NOTE 5. RELATED PARTY TRANSACTIONS

In 2016 the Company entered into an Expense Sharing Agreement (the "Agreement") with its Parent under which the Parent provides services of certain of its employees, office space, the use of equipment and other services as may be required by the Company. Pursuant to the Agreement, the allocated expenses were capitalized by the Company in the amount of $86,591 and are included in Members' Equity in the Statement of Financial Condition as of December 31, 2016.

NOTE 6. MEMBERS' EQUITY

The Company is a single member limited liability company and has issued all its membership interest in the Company to the Parent who is the Company's sole member. The Company has not made any distributions for the period from January 1, 2016 through December 31, 2016.

NOTE 7. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 24, 2017, the date that its financial statements were available to be issued. The Company has determined that there are no subsequent events requiring further disclosure.